SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated January 24, 2007

Commission File No. 1-14734

GROUPE DANONE

(Name of Registrant)

17 boulevard Haussmann, 75009 Paris, France

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐    No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐    No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Enclosure: Groupe Danone is furnishing under cover of Form 6-K a press release dated January 23, 2007 announcing the creation of Danone Dairy Thailand and a strategic partnership with Dutch Mill Co.

Paris, January 23rd 2007

Groupe DANONE enters Thailand’s fresh dairy market

and partners with Dutch Mill Co.

Groupe DANONE is announcing the creation of a business producing fresh dairy products in Thailand, Danone Dairy Thailand, and a strategic partnership with Dutch Mill Co. The objective is to offer innovative products with high value-added to a high-growth market.

With an average per capita consumption of 4 kilos per year and a high interest shown by urban consumers in the health benefits of dairy products, the Thai market offers promising scope for growth.

Dutch Mill Co. is well known as one of the fastest growing and largest manufacturers of high-quality dairy products, serving the demands of both local and international consumers.

Danone Dairy Thailand will combine its technical and marketing skills with Dutch Mill Co.’s world-class manufacturing and distribution network to enter the Thai market.

Commenting on this move, Bernard Hours, VP for Fresh Dairy Products, stated: “Groupe DANONE wants to quickly develop the Danone brand in countries where it is not present yet, and in this context, Thailand is a high potential market. This partnership, which we are very proud of, will allow Groupe DANONE to benefit from the market knowledge of Dutch Mill Co. and its distribution channels in the region”.

Commenting on this partnership, Yol Phokasub, Chief Operating Officer of Dutch Mill Co., stated: “We are delighted to team up with Groupe DANONE since we have a tremendous opportunity to provide innovative dairy products to the Thai consumers. Thanks to DANONE’s technical and R&D capabilities, we expect to shorten the time-to-market for value added products and thus contribute positively to improve the Thai dairy industry”.

Dutch Mill

Dutch Mill Co., Ltd. is a member of the exclusively Thai-owned Dutch Mill Group of companies. The group’s impressive history can be traced back several decades when premium yogurt and drinking yogurt products were introduced under the Dutch Mill brand. Today, the group’s range of products includes Dutchie Yogurt, Dutch Mill Drinking Yogurt & Milk, Dna Soy Milk, Valencia Fruit Juice, etc. With sales in excess of 300 million USD, Dutch Mill Group, one of the leading manufacturers of dairy products in Thailand, also exports to ASEAN countries.

Groupe DANONE

With around EUR 13 billion of total sales in 2005, Groupe DANONE is the world leader in fresh dairy products and bottled water (in volume terms), and n°2 in the biscuit market worldwide. In fresh dairy products, Groupe DANONE posted sales of EUR 7.2 billion with strong positions in Western Europe (n°1 in France, Spain, Italy, Portugal, United Kingdom, Belgium), in Eastern Europe (n°1 in Poland Czech, Hungary, Romania and Bulgaria), in North America (n°1 in United States), in Latin America (n°1 in Argentina and Brazil), in North Africa and Middle-East (n°1 en Algeria, Morocco, Tunisia, Israel, Saudi Arabia and Turkey). In Asia, Groupe DANONE posted sales of more than EUR 2.2 billion.

For further information:

Corporate Communication : 33 1 44 35 20 75 – Investor Relations : 33 1 44 35 20 76

GROUPE DANONE : 17, Boulevard Haussmann, 75009 Paris – Fax 33 1 44 35 24 80

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GROUPE DANONE

Date: January 24, 2007	By:	/s/ ANTOINE GISCARD D’ESTAING
	Name: Title:	Antoine Giscard d’Estaing Executive Vice - President and Chief Financial Officer